2500 Bee Cave Road
Building One, Suite 200
Rollingwood, Texas 78746
March 22, 2017
VIA EDGAR SUBMISSION
Mara L. Ransom
Assistant Director, Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3561
RE:    EZCORP, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016 (the "FY16 Form 10-K")
Filed December 14, 2016
File No. 0-19424
Dear Ms. Ransom:
We respectfully submit this response to the comments made by the Staff of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated March 2, 2017, with respect to the Staff’s review of our Form 10-K referenced above. For your convenience, we have repeated below in bold italic type the specific comment made by the Staff, and have set forth our response to each comment in plain text below such comment.
ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Other Items, page 33

1.
Refer to your discussion and analysis of income tax expense (benefit). Based on your effective tax rate reconciliation on page 98, it appears there are other material factors impacting your income tax expense (benefit), such as foreign tax credits and changes in the valuation allowance. Please expand your discussion and analysis in future filings to address all material factors impacting your income tax expense (benefit). Please refer to Item 303(a)(3) of Regulation S-K for guidance.

Response:
We will expand our discussion and analysis of income tax expense (benefit) in future filings to address all material factors impacting income tax expense (benefit). As an example of what our future disclosures will look like, the following is the relevant disclosure for fiscal 2016, expanded as described above:
Income tax expense increased $23.4 million, from a $14.0 million benefit in the prior year to a $9.4 million expense in the current year, primarily due to the $66.6 million decrease in loss from continuing operations before income taxes. Income tax expense includes other items that do not necessarily correspond to pre-tax earnings and create volatility in our effective tax rate. These items include the impact of earnings and foreign tax credits from our equity investment in Cash Converters International, the net effect of state taxes, non-deductible items and changes in valuation allowances for certain foreign operations. See Note 13 of Notes to Consolidated Financial Statements included in “Part II, Item 8 — Financial Statements and Supplemental Data” for quantification of these items.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
NOTE 2: CORRECTIONS AND REVISIONS TO PRIOR PERIOD FINANCIAL STATEMENTS, page 68

2.
Explain to us in more detail the nature of the errors you disclose in your financial statements. Further, tell us why a restatement and amendment of your previously filed financial statements was unnecessary. Please provide us with your qualitative and quantitative assessment of materiality which supports a conclusion that the adjustments were not material to your historical financial statements.

Response:
Nature of Errors Identified — In connection with the preparation of our Annual Report on Form 10-K for the fiscal year ended September 30, 2015, we identified certain deficiencies in management review controls involving several accounts (including income taxes) that, collectively, represented a material weakness that required corrective and remedial actions. As part of our efforts to remediate the material weakness (see response to Comment 9 for additional information), we performed a comprehensive assessment of our tax provision process to reconcile historical deferred and current tax balances by proving tax balances to underlying support for each material account and jurisdiction. This reconciliation effort identified cumulative errors originating in previous periods. These errors related primarily to the deferred tax balances associated with equity method investments, stock compensation, foreign acquisitions and operations and the true-up of tax receivable accounts to underlying tax returns. The errors involved the use of the incremental U.S. tax rate rather than the full tax rate in computing deferred taxes on equity method investments, computational errors in the underlying calculations of other deferred tax balances, and failure to tie out deferred and receivable tax balances to underlying support. We also reevaluated several international tax issues and determined that we had not adequately assessed the risk of certain tax positions taken on prior tax returns.
After identifying these errors, we evaluated their impact (as described below) and concluded that the impact did not rise to the level of materiality that would require an amendment to any of our previously filed financial statements.
Assessment of Materiality — In accordance with the guidance contained in SAB Topic 1.N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," we evaluated the impact of the identified errors in each affected year under the “rollover” and “iron curtain” methods for prior presented periods. The rollover method quantifies income statement errors based on the amount by which results for each period would change if the errors were corrected in that period, while the iron curtain method quantifies income statement errors based on the amount by which the current period results would change if the cumulative amount of the errors that remain in the balance sheet at the end of the period were corrected through the income statement during that period.
We utilized a quantitative approach under both the rollover and iron curtain methods as described in SAB Topic 1.N to determine whether the errors were material to the financial statements as presented in our FY16 Form 10-K and prior. The results of our analysis are as follows:

	Rollover Method (Income from Continuing Operations Impact)	Iron Curtain Method (Retained Earnings Impact)

	(in thousands)
Fiscal 2014	$(3,956)	$(19,842)
Fiscal 2015	$(2,763)	$(22,585)
Fiscal 2016	$—	$(22,585)
We determined that the impact of the errors in fiscal 2014, 2015 and 2016 based on the rollover method was not quantitatively material to warrant an amendment to previously filed statements of operations for those periods. The cumulative impact of the errors under the iron curtain method was determined to be quantitatively material to record in the current period (fiscal 2016). As these errors originated in periods prior to fiscal 2014, we recorded an adjustment to fiscal 2014 opening equity to correct for errors occurring in periods prior to 2014. We also revised fiscal 2014 and 2015 for the errors relating to each of those years in our FY16 Form 10-K. We further concluded that the adjustment recorded to fiscal 2014 opening equity (approximately 2% of total equity) for the cumulative impact of the error was not quantitatively material to amend our previously filed financial statements.
We also evaluated the qualitative nature of the errors, with our analysis focused on determining whether the correction of the errors would be probable of changing or influencing the judgment of a reasonable person relying on the reported information, considering the following specific qualitative factors for assessing materiality discussed in SAB Topic 1.M, "Materiality":

•	The misstatement primarily resulted from items capable of precise measurement.

•
The misstatement did not “mask” a change in earnings or other trends. Our materiality assessment considered the effect of all adjustments to previously reported and current period results on a cumulative basis each year.

•	The misstatement did not hide a failure to meet analysts’ consensus expectations.

•	The misstatement did not change a loss into income or vice versa.

•
The misstatement did not impact the reported profitability of our reportable segments, as the error impacted income tax expense (benefit) at the consolidated level, and the performance of our segments is reported on a pre-tax basis. We believe that analysts interested in our results are more likely focused on operating results rather than tax effects or other non-operating income and expense items.

•	The misstatement did not affect any of our regulatory compliance requirements.

•	The misstatement did not affect our compliance with loan covenants or other contractual requirements.

•	The misstatement did not have the effect of increasing management’s compensation.

•	The misstatement did not involve the concealment of an unlawful transaction.
After consideration of both quantitative and qualitative factors under the guidance of SAB Topics 1.M and 1.N, we therefore considered it to be appropriate to record the correction of the errors identified as a "Little R" restatement applied to all affected prior periods. This approach was reviewed and approved by the Audit Committee of our Board of Directors.
NOTE 3: DISCONTINUED OPERATIONS AND RESTRUCTURING, page 72

3.
We note that you have notes receivable related to the sale of your equity interest in Grupo Finmart. Tell us what consideration you gave to the timing and probability of receipt in determining the fair value of these receivables, and the measurement of your disposition gain. Tell us what consideration you gave to the provisions of SAB Topic 5E in determining the recognition and measurement of your disposition gain.

Response:
In accordance with SAB Topic 5E, "Accounting for Divestiture of a Subsidiary or Other Business Operation," prior to recognizing any gain on the sale of our equity interest in Grupo Finmart, we identified all elements of the divestiture arrangement and allocated the consideration exchanged to each of those elements, including the notes receivable, guarantee asset and guarantee liability, which were recorded at fair value. We measured the fair value of the notes receivable under a discounted cash flow approach, which considered the timing of the scheduled payments of principal and interest, as well as our assessment of the credit worthiness of Grupo Finmart and AlphaCredit (the acquiror), as applicable. At the time of sale, we assessed the financial abilities of Grupo Finmart and AlphaCredit and deemed it probable that we would be able to fully collect the notes receivable according to the underlying contractual schedules of maturity. In making the determination of the probability of collection, we noted that AlphaCredit had substantially completed discussions with lenders regarding the re-capitalization of Grupo Finmart to support sustainable cash earning operations.
NOTE 6: STRATEGIC INVESTMENTS, page 80

4.	Please confirm, if true, that the Company evaluated and does not have any reporting obligations under Rule 3-09 of Regulation S-X with respect to its investment in Cash Converters International.
Response:
We confirm that our equity method investment in Cash Converters International does not meet the requirements in Rule 3-09 of Regulation S-X to provide separate audited financial statements of that entity for any period included in our FY16 Form 10-K. As required by Rule 3-09, we performed the investment and income tests to determine whether our equity method investment would be considered a significant subsidiary for the fiscal year ended September 30, 2016. For the investment test, our equity method investment in Cash Converters was below the 20% threshold, representing approximately 4% of our total consolidated assets. For the income test, the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle from our equity method investment represented approximately 15% of our five-year average of income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle, which was below the 20% threshold. In performing the income test, we applied the guidance contained in paragraph 2 of the Computational Note accompanying Rule 1-02(w) of Regulation S-X, and used the average of our income for the last five fiscal years.
NOTE 9: GOODWILL AND OTHER INTANGIBLE ASSETS, page 87

5.
We note that you recorded a $73.2 million goodwill impairment loss related to your Grupo Finmart reporting unit during the quarter ended March 31, 2016. Please tell us in sufficient detail why an impairment occurred in this quarter and was not necessary prior to the three months ended March 31, 2016 such as the quarter ended December 31, 2015, or the year ended September 30, 2015. In this regard, you cite negative developments in bad debt experience at Grupo Finmart which appears to have been the primary factor which triggered the interim impairment test. Please describe and analyze your historical quarterly bad debt experience leading up to this impairment, and what specifically changed in the March 31, 2016 quarter which triggered the interim impairment test and related charge. As part of your response, explain to us what caused the swift decline in the Grupo Finmart reporting unit’s fair value since September 30, 2015. Refer to your disclosure on page 79 of your Form 10-K for the year ended September 30, 2015 where you disclose that the fair value of the Grupo Finmart reporting unit exceeded its carrying value by 30% at that time.

Response:
We perform our annual goodwill impairment test for all reporting units utilizing the income approach, which requires valuing our reporting units utilizing a discounted cash flow analysis. The discounted cash flow analysis relies upon our future projections of cash flows discounted at a cost of capital to derive present value. In fiscal 2015, our discounted cash flow analysis for the Grupo Finmart reporting unit included key assumptions regarding collection activity, default rates and continued growth of the loan portfolio via originations. Based on that analysis, we concluded that our goodwill for the Grupo Finmart reporting unit was not impaired as of September 30, 2015.
After the completion of our annual goodwill impairment test as of September 30, 2015, our Grupo Finmart reporting unit experienced an increase in defaulted loans and a decline in overall collections through the quarter ended March 31, 2016. At September 30, 2015, Grupo Finmart's percentage of principal loans for identified "out-of-payroll" customers (as defined in our FY16 Form 10-K) was 7.0%. This operational measure closely represents expected default rates. That percentage increased to 8.6% as of December 31, 2015 and 9.0% at March 31, 2016. In addition, Grupo Finmart experienced increased delays in collections from certain "convenios" (local government remittance contracts), resulting in an increase in our "non-performing" loan portfolio (as defined in our FY16 Form 10-K). Grupo Finmart's non-performing loans represented 29% of its overall portfolio as of September 30, 2015, and that percentage grew to 34% as of December 31, 2015 and 42% as of March 31, 2016. During the first quarter of fiscal 2016 and continuing into the second quarter, Grupo Finmart was engaged in discussions with a prospective lender to secure the longer-term financing necessary to sustain Grupo Finmart's growth given the increase in non-performing loans. Due principally to the degradation of the loan portfolio performance, the prospective lender terminated those discussions in the second quarter (ended March 31, 2016), which compelled Grupo Finmart to decelerate new loan originations (from approximately $16 million of loans originated in the first quarter of fiscal 2016 to $5 million in the second quarter of fiscal 2016), which directly impacted the growth rate assumptions used in our discounted cash flow analysis. These factors contributed to our decision during the quarter ended March 31, 2016 to conduct a review of all strategic options for Grupo Finmart, which review ultimately led to the decision to divest of this business.
We concluded that the events described above collectively constituted an indicator of goodwill impairment under ASC 350 for the quarter ended March 31, 2016. The increase in bad debt and delays in collection led to a loss of financing opportunities, which in turn culminated in a reduction of new loan originations during the quarter ended March 31, 2016, which was the primary driver in the swift decline in the Grupo Finmart reporting unit's fair value, as that series of events reduced the future cash flow assumptions utilized in our income approach to compute such fair value.
NOTE 9: GOODWILL AND OTHER INTANGIBLE ASSETS, page 87

6.
Please explain when the changed circumstances occurred and why there was no cautionary disclosure within your December 31, 2015 Form 10-Q regarding the potential for a material goodwill impairment charge at the Grupo Finmart reporting unit.

Response:
As described in the response to Comment 5 above, the swift decline in the fair value of the Grupo Finmart reporting unit occurred primarily in the quarter ended March 31, 2016.
Our Annual Report on Form 10-K for the fiscal year ended September 30, 2015 included the following "Risk Factor" in Part I, Item 1A:
Goodwill comprises a significant portion of our total assets. We assess goodwill for impairment at least annually, which could result in a material, non-cash write-down and could have a material adverse effect on our results of operations and financial conditions.
The carrying value of our goodwill was $327.5 million, or approximately 27% of our total assets, as of September 30, 2015. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-20-35 Goodwill - Subsequent Measurement, we test goodwill and intangible assets with an indefinite useful life for potential impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, a change in strategic direction, legal factors, operating performance indicators, a change in the competitive environment, the sale or disposition of a significant portion of a reporting unit, or future economic factors such as unfavorable changes in the estimated future discounted cash flows of our reporting units. Our annual goodwill impairment test is performed in the fourth quarter utilizing the income approach. This approach uses future cash flows and estimated terminal values for each of our reporting units (discounted using a market participant perspective) to determine the fair value of each reporting unit, which is then compared to the carrying value of the reporting unit to determine if there is an impairment. The income approach includes assumptions about revenue growth rates, operating margins and terminal growth rates discounted by an estimated weighted-average cost of capital derived from other publicly-traded companies that are similar but not identical from an operational and economic standpoint. See Note 7 of Notes to Consolidated Financial Statements included in "Part II, Item 8 - Financial Statements and Supplementary Data" for a discussion of the impairment of goodwill and indefinite-lived intangible assets during fiscal 2015.
Note 7 referred to in such Risk Factor, after stating that the calculated fair value of the Grupo Finmart reporting unit exceeded its carrying value by approximately 30% as of September 30, 2015, further states: "Future events such as a decline in collection on Grupo Finmart loans or other unforeseen events may lead to future impairments of goodwill."
Finally, under the heading "Critical Accounting Policies" in Management's Discussion and Analysis of Financial Condition and Results of Operations included as Part I, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended December 31, 2015, we included the following cautionary language:
During the current quarter we became aware of processing and timing delays from certain agencies in remitting cash to Grupo Finmart. We do not believe this will have a significant impact upon ultimate cash collection. We are evaluating the collectability of all Grupo Finmart convenios to ensure timely future receipt of cash. Any future cash collections for loans that are currently non-performing will be accounted for under the cost recovery method.
Our allowance recorded on Grupo Finmart performing loans as of December 31, 2015 was 5%. We continue to monitor collections and may revise our reserve rate on performing loans in future reporting periods as a result of additional information that becomes known.
In summary, we believe that the goodwill impairment charge for our Grupo Finmart reporting unit was appropriately recorded in the quarter ended March 31, 2016, and we believe that readers of our September 30, 2015 Form 10-K and our December 31, 2015 Form 10-Q were appropriately alerted to the risk of future goodwill impairment and cautioned as to the possibility of further declines in the Grupo Finmart performance factors that could lead to such impairment.
NOTE 13: INCOME TAXES, page 98

7.	Please revise to disclose the components of income (loss) before income tax expense (benefit) separately as either domestic or foreign. Refer to Rule 4-08(h) of Regulation S-X.
Response:
We believe that the collective information contained in the FY16 Form 10-K, including the information in Note 18 ("Segment Information") of Notes to Consolidated Financial Statements included in Part II, Item 8 - Financial Statements and

Supplementary Data, adequately informs the reader as to the balance of our income between domestic and foreign operations and as such do not believe that our disclosure needs to be revised. We do, however, take note of your comment and commit to expand our disclosures of income tax expense (benefit) in future filings to disclose separately the domestic and foreign components of income (loss) from continuing operations before income taxes. As an example of what our future disclosures will look like, the following is the relevant disclosure based on our FY16 Form 10-K information:

	Fiscal Year Ended September 30,
	2016	2015	2014

	(in thousands)
Income (loss) from continuing operations before income taxes:*
Domestic	$(17)	$(71,426)	$15,438
Foreign	380	5,219	(7,549)
	$363	$(66,207)	$7,889
* Includes inter-segment income (loss)
NOTE 13: INCOME TAXES, page 98

8.
We note that as of September 30, 2016, you concluded that it was more-likely-than-not that the amount of remaining deferred tax assets recorded would be realized. Further, we note you appear to be in a cumulative three year pre-tax loss position. In light of such cumulative loss, please provide us with your basis for your conclusion that a valuation allowance beyond what you have already recorded is not needed. Refer to ASC 740-10-30-23.

Response:
In evaluating whether some portion of the deferred tax assets will not be realized, we weighed available evidence, both positive and negative, as dictated by ASC 740-10-30-17 and 18. ASC 740-10-30-21 and 23 provide that it is difficult to form a conclusion that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years.
ASC 740-10-30-21 states that “cumulative losses in recent years” are a type of negative evidence for entities to consider in evaluating the need for a valuation allowance but does not define this term. In practice, the most commonly used benchmark is a three-year period of pretax accounting income or loss from continuing operations. The term “cumulative losses in recent years” is not viewed as a “bright line” but rather as a starting point to include adjustments related to extraordinary items as well as all other so called non-recurring items, such as restructuring or impairment charges. In principle, the adjustment for the non-recurring items is to more accurately reflect our core earnings. The chart below details the reconciliation of pre-tax book income to our assessment of core earnings.
We also considered other positive and negative evidence in our assessment. Of significance, we relied upon financial forecasts in our assessment for the need of a valuation allowance. Our forecasts related to our core U.S. business are consistent with those used in the goodwill and intangible impairment analyses and were viewed as reliable estimates of future performance. As such, we believe the existence of historical core earnings, along with forecasted income, provides a significant source of positive information.
In the U.S., we generated income (loss) from continuing operations before income taxes of $0.0 million, ($71.4 million) and $15.4 million in fiscal 2016, 2015 and 2014, respectively. However, the fiscal 2016 income included an impairment charge attributable to our equity method investment in Cash Converters International, the loss generated in fiscal 2015 was largely attributable to impairment of our equity method investment in Cash Converters International and various intangible assets as well as restructuring and restatement charges, and the income generated in fiscal 2014 included a loss attributable to the impairment of our equity method investment in Albemarle & Bond. We did not note any significant income or gains included in our U.S. income (loss) from continuing operations which are not related to our core business.

The following table presents our U.S. income (loss) from continuing operations before income taxes after removal of these charges which are not related to our core business:

	Three-Year Cumulative	Fiscal Year Ended September 30,
		2016	2015	2014

	(in millions)
U.S. income (loss) from continuing operations before income taxes	$(56.0)	$—	$(71.4)	$15.4
Add: impairment of investments and other	55.6	11.0	34.8	9.8
Add: nonrecurring restructuring and restatement charges	27.0	5.3	15.6	6.1
U.S. income (loss) from continuing operations before income taxes related to core business	$26.6	$16.3	$(21.0)	$31.3
After the removal of these items, we do not have a cumulative book loss in the U.S. related to our core business. Further, we did not believe that the losses resulting from these non-core business items impacted our ability to accurately forecast earnings in future periods and to rely on such forecasts for purposes of assessing the need for a valuation allowance. Since, in addition to the other sources of taxable income outlined in ASC 740-10-30-18, we projected sufficient income in future periods to fully utilize the deferred tax assets for which a benefit was recorded, no additional valuation allowance was recorded with respect to such assets.
ITEM 9A - CONTROLS AND PROCEDURES
Management’s Report on Internal Control Over Financial Reporting, page 116

9.
We note that in connection with remediation efforts associated with your previously disclosed material weaknesses in your fiscal 2015 Form 10-K, you identified an overstatement of your recorded net tax assets in the third quarter of fiscal 2016. Explain to us the facts and circumstances that lead to the identification of this overstatement. In this regard, tell us what you did differently in the third quarter of fiscal 2016 that enabled you to detect this overstatement. Lastly, tell us how you were able to remediate this material weakness by year end fiscal 2016.

Response:
As part of the remediation of the related material weakness identified in our annual report on Form 10-K for the year ended September 30, 2015, we developed and implemented a comprehensive remediation plan, which focused on a top down approach to improving our overall control environment. The plan included (a) the identification and hiring of additional internal resources within the Finance Department (including a new Chief Accounting Officer and a new Vice President, Tax) and (b) establishing compliant policies, procedures, processes and controls to identify, detect and prevent significant deficiencies and material weaknesses within our financial statements. Our remediation efforts in regard to our income tax accounting included reevaluating our process documentation and related controls, improving our documentation of historical tax positions and technical accounting matters, mechanically restructuring our tax provision work papers, and preparing a “tax basis balance sheet” to reconcile historical deferred and current tax balances by proving recorded tax balances to underlying support. As of June 30, 2016, we had substantially completed our remediation effort as tax balances were reconciled to underlying support. By the end of fiscal 2016, the remediation effort was completed and new controls were tested such that the previously identified material weakness was fully remediated as of September 30, 2016.

Annual Incentive Bonus, page 132

10.
We note your disclosure that you apply a "business performance modifier ranging from 0% to 150% based on the achievement of specified levels of consolidated EBITDA." However, we note that you have not disclosed the targets that must be achieved in order to apply the company performance modifier at a particular level or actual performance under the target. Please disclose this information in future filings or tell us why you do not believe you are required to do so. Please refer to Item 402(b) of Regulation S-K.

Response:
We will expand our disclosures in future filings to include the short-term incentive ("STI") targets and actual performance against those targets. As an example of what our future disclosures will look like, the following is the relevant disclosure for fiscal 2016, expanded as described above:
For fiscal 2016, the incentive bonus opportunity for each executive officer was a function of a designated target amount (stated as a percentage of base salary) and a business performance modifier ranging from 0% to 150% based on the achievement of specified levels of consolidated EBITDA ranging from $59.5 million to $79.4 million. This calculation provides the maximum bonus opportunity for each executive, with the final payout amount being subject to an evaluation of the executive’s individual performance. In calculating EBITDA, the Compensation Committee is permitted to make adjustments for specified special or extraordinary events or circumstances if the Committee, in its discretion, considers it appropriate to do so.
In November 2016, the Committee reviewed the Company's performance during fiscal 2016, noting the performance highlights described above under "Executive Summary - 2016 Business Highlights." The Committee determined that, excluding the impact of Grupo Finmart and with adjustments designed to put fiscal 2015 and fiscal 2016 performance on a comparable basis, consolidated EBITDA for fiscal 2016 was $80.9 million, an increase of over 55% compared to fiscal 2015 and almost 20% in excess of the fiscal 2016 operating plan. Based on that performance, the Committee confirmed the fiscal 2016 STI payout at the 150% level.
Annual Incentive Bonus, page 132

11.
In future filings please provide additional disclosure about how you calculate the annual incentive bonus for each executive officer. For example, provide more detail about the "individual performance modifiers" applicable to each named executive officer. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response:
We will expand our disclosures in future filings to include more detail about the calculation of the annual incentive bonus for each executive officer, including the individual performance modifiers applicable to each named executive officer. As an example of what our future disclosures will look like, the following is the relevant disclosure for fiscal 2016, expanded as described above:
For Mr. Grimshaw and Mr. Given, 100% of their Target Opportunity is subject to the Company Performance Modifier (as defined in our FY16 Form 10-K), although the Committee has the discretion to reduce the resulting payout if it chooses to do so. For each of the other Named Executive Officers ("NEOs"), 50% of the Target Opportunity is subject to reduction based on the Individual Performance Modifier and then the Company Performance Modifier is applied to the resulting Target Opportunity. The Individual Performance Modifiers for Mr. Ashby, Mr. Rotunda and Mr. Welch were recommended by the CEO and approved by the Compensation Committee. The CEO's recommendations were based on his subjective evaluation of each executive's performance during the year relative to the Company's performance as a whole, with the expectation that only extraordinary performance would merit a 100% Individual Performance Modifier. Given these standards and taking into consideration the fact that the Company Performance Modifier for fiscal 2016 was 150%, the CEO recommended, and the Compensation Committee approved, the Individual Performance Modifiers noted above.
* * * *

We appreciate your comments and assistance in improving our disclosures. We believe that none of the items identified for improvement represent material or misleading omissions or errors, and therefore, propose to incorporate the changes and improvements indicated above in our future filings, beginning with our next Quarterly Report on Form 10-Q, which we expect to file on or about May 3, 2017, rather than amend our past filings.
Respectfully submitted,

/s/ Mark S. Ashby
Mark S. Ashby
Chief Financial Officer
EZCORP, Inc.